UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals reports symposium to discuss breakthrough in heart care technology.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.   Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.   The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

June 19, 2003

                     By:

/s/David Hall

      Name: David Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
June 18 , 2003

SYMPOSIUM TO DISCUSS BREAKTHROUGH IN HEART CARE TECHNOLOGY

Government, hospital officials look at economic benefit of drug-eluting stents

Vancouver, BC — Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) is pleased to report that Ontario’s leading hospital CEOs and healthcare ministry officials will meet this week to discuss the provincial governments recently announced $12 million in funding for drug-eluting stents - a medical breakthrough in cardiac surgery.

The symposium, entitled The Economic Impact of Drug Eluting Stents, will be held on Wednesday, June 18th at 7:00 pm at the Royal Ontario Museum. Drug-eluting stents have been introduced as an alternative to traditional bare metal stents, and are used in minimally invasive heart surgery to keep clogged arteries open.

The keynote speaker at the symposium will be Ed Arundell, Chief of Staff, Ontario Ministry of Health. Other guest speakers include John E. Abele, Founder and Chairman of Boston Scientific, Dr. Vlad Dzavik, Director of Interventional Cardiology at University Health Network and Mount Sinai, Dr. Eric Cohen, Director, Cardiac Cath Lab at Sunnybrook & Womens College Health Sciences Centre and Michael S. Young, Executive Vice President, Corporate at Sunnybrook & Womens College Health Sciences Centre.

The medical community is widely anticipating Canadian approval of a new drug eluting stent, TAXUS™ Express²™, which is manufactured and distributed by Angiotech’s corporate partner, Boston Scientific Corporation.  Boston Scientific launched the TAXUS™ Express²™ paclitaxel-eluting coronary stent system in Europe and other international markets in February. It plans to launch the product in the United States late this year.

Angiotech’s pioneering work with paclitaxel-coated coronary stents has enabled interventional cardiologists to overcome the major limitations of bare metal coronary stents: excessive scar growth which clogs the artery .

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

###

For more information contact:

Brown & Cohen communications & Public Affairs Inc. 416-484-1132

Wendy Kauffman ext. 3 or Roxanna Kassam ext. 4

Angiotech Pharmaceuticals, Inc. 604-221-7676

Ian Harper (investors & media)  ext. 6933